Dreyfus
Insured Municipal
Bond Fund, Inc.

ANNUAL REPORT April 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this last report for Dreyfus Insured Municipal Bond Fund, Inc., covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

Paul Disdier, Senior Portfolio Manager

How did Dreyfus Insured Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved a total return of 5.58%.[1] In comparison, the Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 5.78% for the same period.[2]

Despite occasional bouts of volatility, municipal bonds fared relatively well as moderating economic growth, stabilizing short-term interest rates and receding inflation concerns helped to support investor sentiment. The fund slightly underperformed the benchmark, which we attribute in part to the fund's defensive investment posture later in the reporting period.

On June 11, 2007, the fund completed a Plan of Reorganization, following the affirmative vote of fund shareholders, which provided for the tax-free exchange of the fund's assets in exchange for shares of Dreyfus Municipal Bond Fund. The fund has terminated its operations.

June 12, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. However, the bonds in the index generally are not insured. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Insured Municipal Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 4/30/07*

	1 Year	5 Years	10 Years
Fund	**5.58%**	**4.44%**	**4.99%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Insured Municipal Bond Fund, Inc. on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in municipal securities which are insured as to the timely payment of principal and interest by recognized issuers of municipal securities. The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall; however, the bonds in the Index are generally not insured. The Index also does not take into account charges, fees and other expenses. All of these factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report. Neither fund shares nor the market value of its portfolio securities are insured.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Insured Municipal Bond Fund, Inc. from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 4.19
Ending value (after expenses)	$1,012.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 4.21
Ending value (after expenses)	$1,020.63

† *Expenses are equal to the fund's annualized expense ratio of .84%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2007

Long-Term Municipal Investments—94.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—.9%				
Auburn University, General Fee Revenue (Insured; MBIA)	5.75	6/1/17	1,000,000	1,076,490
Alaska—4.3%				
Alaska International Airports System, Revenue (Insured; AMBAC)	5.75	10/1/12	4,500,000 [a]	4,952,565
California—5.1%				
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/26	6,085,000	2,443,249
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/42	10,655,000	1,863,986
Glendora Unified School District, GO (Insured; MBIA)	5.25	8/1/26	1,400,000	1,527,918
Colorado—3.6%				
Douglas County School District, Number Re1, GO (Insured; FGIC)	5.75	12/15/17	1,000,000	1,130,110
University of Colorado Regents, University Enterprise Revenue (Insured; MBIA)	5.00	6/1/23	2,805,000	3,020,143
Connecticut—1.9%				
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FGIC)	5.00	1/1/23	2,000,000	2,114,160
Delaware—6.3%				
Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) (Insured; AMBAC)	6.20	6/1/25	5,000,000	5,009,200
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.25	1/1/13	2,015,000 [a]	2,171,707
Florida—2.4%				
Tampa Bay Water, Utility System Improvement Revenue (Insured; FGIC)	5.25	10/1/19	2,575,000	2,727,105

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Idaho—1.8%				
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	1,915,000 [a]	2,059,334
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/22	40,000	42,654
Illinois—2.6%				
Chicago, GO (Insured; FGIC)	5.50	1/1/40	325,000	342,820
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; MBIA)	5.25	1/1/27	2,500,000	2,642,225
Indiana—3.2%				
Indiana Educational Facilities Authority, Educational Facilities Revenue (Butler University Project) (Insured; MBIA)	5.50	2/1/26	3,500,000	3,689,770
Kansas—2.1%				
Neosho County Unified School District Number 413, GO (Insured; FSA)	5.00	9/1/20	1,075,000	1,146,928
Neosho County Unified School District Number 413, GO (Insured; FSA)	5.00	9/1/21	1,200,000	1,279,512
Massachusetts—2.0%				
Massachusetts (Insured; FSA)	5.25	9/1/24	2,000,000	2,287,320
Minnesota—.9%				
Prior Lake-Savage Area Schools Independent School District Number 719, GO School Building (Insured; FSA)	5.00	2/1/18	1,000,000	1,072,930
Missouri—2.4%				
Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	2,500,000 [a]	2,685,725

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey–7.8%				
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Company Project) (Insured; MBIA)	6.40	5/1/32	7,100,000	7,161,060
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.25	1/1/26	1,500,000	1,724,490
New York–13.3%				
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; MBIA)	4.50	2/15/47	5,000,000	4,931,250
Metropolitan Transportation Authority, Special Obligation State Service Contract (Insured; MBIA)	5.50	1/1/20	2,000,000	2,165,420
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC)	5.50	11/15/19	5,000,000	5,445,800
Metropolitan Transportation Authority, Transportation Revenue (Insured; FGIC)	5.00	11/15/32	1,350,000	1,418,283
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA)	5.00	6/15/28	1,000,000	1,061,260
Ohio–3.9%				
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	1,150,000	1,208,362
Ohio Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	2/15/17	1,995,000	2,261,991
Ohio Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	2/15/20	855,000	986,559
Pennsylvania–1.0%				
Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA)	5.25	7/15/23	1,000,000	1,140,890

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Carolina–.9%				
Spartanburg Sanitary Sewer District, Sewer System Revenue (Insured; MBIA)	5.25	3/1/30	1,000,000	1,071,280
Texas–9.4%				
Austin, Electric Utility System Revenue (Insured; FSA)	5.00	11/15/14	1,000,000	1,077,220
Houston Area Water Corporation, City of Houston Contract Revenue (Northeast Water Purification Plant Project) (Insured; FGIC)	5.25	3/1/23	2,470,000	2,617,780
Irving, Waterworks and Sewer System New Lien Revenue (Insured; FSA)	5.25	8/15/18	500,000	548,850
San Antonio, Water System Revenue (Insured; FSA)	5.50	5/15/19	1,000,000	1,078,030
San Antonio, Water System Revenue (Insured; FSA)	5.50	5/15/20	2,500,000	2,690,325
Texas Turnpike Authority, Revenue (Central Texas Turnpike System) (Insured; AMBAC)	5.50	8/15/39	2,500,000	2,684,500
Utah–.9%				
Utah State University, Student Fee and Housing System Revenue (Insured; MBIA)	5.00	4/1/29	1,000,000	1,050,330
Virginia–8.1%				
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,687,500
Upper Occoquan Sewer Authority, Regional Sewer Revenue (Insured; MBIA)	5.15	7/1/20	5,210,000	5,815,610

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia (continued)				
Virginia University, Revenue (General Pledge) (Insured; AMBAC)	5.00	5/1/14	1,615,000	1,738,838
West Virginia—9.7%				
West Virginia (Insured; FGIC)	6.50	11/1/16	2,600,000 [a]	3,188,406
West Virginia (Insured; FGIC)	0.00	11/1/26	5,450,000	2,336,633
West Virginia State Building Commission, Subordinate LR (West Virginia Regional Jail and Correctional Facility Authority) (Insured; AMBAC)	5.38	7/1/21	2,505,000	2,829,673
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.25	11/1/23	1,000,000	1,081,070
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.00	11/1/29	1,400,000	1,476,510
Total Long-Term Municipal Investments (cost $102,481,201)				**107,763,771**

Short-Term Municipal Investments—4.3%				
Michigan—1.9%				
Royal Oak Hospital Finance Authority, HR, Refunding (William Beaumont Hospital Obligated Group) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	4.05	5/1/07	2,200,000 [b]	2,200,000
Tennessee—2.4%				
Blount County Public Building Authority, Local Government Public Improvement Revenue (LOC: KBC Bank and Landesbank Baden-Wurttemberg)	4.03	5/1/07	1,000,000 [b]	1,000,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee (continued)				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	4.03	5/1/07	1,750,000 [b]	1,750,000
Total Short-Term Municipal Investments (cost $4,950,000)				**4,950,000**
Total Investments (cost $107,431,201)			**98.8%**	**112,713,771**
Cash and Receivables (Net)			**1.2%**	**1,426,333**
Net Assets			**100.0%**	**114,140,104**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Securities payable on demand. Variable interest rate—subject to periodic change.*

c *At April 30, 2007, 30.8% of the fund's net assets are insured by AMBAC and 35.1% are insured by MBIA.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	95.6
F1		MIG1/P1		SP1/A1	4.4
					100.0

†   *Based on total investments.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	107,431,201	112,713,771
Interest receivable		1,682,091
Receivable for shares of Common Stock subscribed		219
Prepaid expenses		19,376
		114,415,457
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		74,823
Cash overdraft due to Custodian		28,729
Payable for shares of Common Stock redeemed		109,716
Accrued expenses		62,085
		275,353
Net Assets ($)		**114,140,104**
Composition of Net Assets ($):		
Paid-in capital		108,446,460
Accumulated net realized gain (loss) on investments		411,074
Accumulated net unrealized appreciation (depreciation) on investments		5,282,570
Net Assets ($)		**114,140,104**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		6,388,640
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**17.87**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2007

Investment Income ($):	
Interest Income	**5,581,577**
Expenses:	
Management fee–Note 3(a)	713,214
Service plan and propspectus fees–Note 3(b)	98,728
Shareholder servicing costs–Note 3(b)	66,418
Professional fees	52,667
Registration fees	20,512
Custodian fees	15,448
Shareholders' reports	10,071
Directors' fees and expenses–Note 3(c)	9,232
Loan commitment fees–Note 2	575
Miscellaneous	14,582
Total Expenses	**1,001,447**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(9,771)
Net Expenses	**991,676**
Investment Income–Net	**4,589,901**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	773,074
Net unrealized appreciation (depreciation) on investments	1,104,799
Net Realized and Unrealized Gain (Loss) on Investments	**1,877,873**
Net Increase in Net Assets Resulting from Operations	**6,467,774**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
	2007	2006
Operations ($):		
Investment income—net	4,589,901	4,844,097
Net realized gain (loss) on investments	773,074	(259,332)
Net unrealized appreciation (depreciation) on investments	1,104,799	(2,586,733)
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,467,774**	**1,998,032**
Dividends to Shareholders from ($):		
Investment income—net	**(4,587,025)**	**(4,804,483)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	1,406,795	2,737,716
Dividends reinvested	3,223,904	3,276,730
Cost of shares redeemed	(14,743,665)	(14,607,399)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(10,112,966)**	**(8,592,953)**
Total Increase (Decrease) in Net Assets	**(8,232,217)**	**(11,399,404)**
Net Assets ($):		
Beginning of Period	122,372,321	133,771,725
End of Period	**114,140,104**	**122,372,321**
Undistributed investment income—net	–	25,709
Capital Share Transactions (Shares):		
Shares sold	79,151	153,051
Shares issued for dividends reinvested	180,937	183,259
Shares redeemed	(828,067)	(817,646)
Net Increase (Decrease) in Shares Outstanding	**(567,979)**	**(481,336)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	17.59	17.99	17.68	18.35	17.84
Investment Operations:					
Investment income−net[a]	.69	.67	.68	.73	.80
Net realized and unrealized gain (loss) on investments	.28	(.40)	.51	(.63)	.59
Total from Investment Operations	.97	.27	1.19	.10	1.39
Distributions:					
Dividends from investment income−net	(.69)	(.67)	(.67)	(.73)	(.79)
Dividends from net realized gain on investments	−	−	(.21)	(.04)	(.09)
Total Distributions	(.69)	(.67)	(.88)	(.77)	(.88)
Net asset value, end of period	17.87	17.59	17.99	17.68	18.35
Total Return (%)	5.58	1.53	6.81	.51	7.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.84	.84	.91	.94	.95
Ratio of net expenses to average net assets	.83	.84	.82	.85	.85
Ratio of net investment income to average net assets	3.86	3.75	3.78	4.03	4.39
Portfolio Turnover Rate	27.33	33.86	42.49	74.22	45.87
Net Assets, end of period ($ x 1,000)	114,140	122,372	133,772	139,552	157,250

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Insured Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Effective November 17, 2006, the fund is closed to any investments for new accounts.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $8,871, undistributed capital gains $224,161 and unrealized appreciation $5,469,483.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006 were as follows: tax exempt income $4,587,025 and $4,804,483, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $28,585 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed 1 ½% of the value of the fund's average net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess. During the period ended April 30, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts ("servicing") and for advertising and marketing relating to the fund. The Plan provides for payments to be made at an aggregate annual rate of up to .20% of the value of the fund's average daily net assets. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended April 30, 2007, the fund was charged $98,728 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $45,788 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $56,308, Rule 12b-1 service plan fees $7,508, chief compliance officer fees $3,407 and transfer agency per account fees $7,600.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $31,566,573 and $45,077,107, respectively.

At April 30, 2007, the cost of investments for federal income tax purposes was $107,244,288; accordingly, accumulated net unrealized appreciation on investments was $5,469,483, consisting of $5,617,709 gross unrealized appreciation and $148,226 gross unrealized depreciation.

NOTE 5—Plan of Reorganization:

At a meeting of the Board of Trustees of the fund held on November 6, 2006, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Municipal Bond Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). The holders of fund shares as of January 26, 2007 were asked to approve the Agreement on behalf of the fund at a special meeting of shareholders that was held on May 23, 2007. The Reorganization took place on June 11, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Insured Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Insured Municipal Bond Fund, Inc., including the statement of investments, as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Insured Municipal Bond Fund, Inc. at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
June 14, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2007 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Directors held on November 6, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships that the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe")

that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of total return performance for various periods ended September 30, 2006 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended September 30, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and that the fund's actual management fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund achieved total returns at the Performance Group median for each reported time period up to 3 years and lower than the Performance Group median for each longer term reported time period up to 10 years. The Board also noted that the fund's total returns were higher than the Performance Universe median for 5 of the 6 reported time periods up to 10 years. On a yield performance basis, the Board noted that the fund achieved 1-year yields variously at, higher than, or lower than the Performance Group median for each other reported time period up to 10 years, and that were at or higher than the Performance Universe median for each reported time period up to 10 years.

The Manager's representatives noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies (and, as to mutual funds, reported in the same Lipper category) as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on its discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 172

David W. Burke (71)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 94

William Hodding Carter III (72)
Board Member (1988)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 28

Gordon J. Davis (65)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 37

Joni Evans (65)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 28

——————————

Ehud Houminer (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of
 Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Trustee

No. of Portfolios for which Board Member Serves: 71

——————————

Richard C. Leone (67)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt
 research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 28

——————————

Hans C. Mautner (69)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
 estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
 Mezzacappa Long/Short Fund LLC
 Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 28

Robin A. Melvin (43)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 28

————————

Burton N. Wallack (56)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 28

————————

John E. Zuccotti (69)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 28

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Insured Municipal
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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